UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 31, 2020	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

CHANGE OF CHIEF FINANCIAL OFFICER AND

SENIOR MANAGEMENT MEMBERS

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2020 fourth regular meeting of the ninth session of the board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) was held on 28 August 2020, in which the “resolution on the change of member of senior management of the Company” was considered and approved. Mr. Wu Yongliang was redesignated to work at Commercial Aircraft Corporation of China, Ltd. He has tendered his resignation from his position as a vice president and chief financial officer of the Company to the Board. Pursuant to the Company Law of the People’s Republic of China and other relevant laws and regulations, the resignation of Mr. Wu Yongliang has been delivered to the Board of the Company and took effect. The Board expressed gratitude to Mr. Wu Yongliang for his contribution to the development of the Company during his tenure. The Board agreed to appoint Mr. Zhou Qimin (“Mr. Zhou”) as the chief financial officer of the Company for a term consistent with that of the current session of the Board. The following is the biography of Mr. Zhou:

Mr. Zhou Qimin, aged 52, is currently a party member and the chief accountant of China Eastern Air Holding Company Limited. Mr. Zhou served as deputy head of the Finance Department of the eighth research institute of Shanghai Aerospace Bureau of China Aerospace Corporation, and head of the Finance Department, chief accountant and a member of party committee of the eighth research institute of China Aerospace Science and Technology Corporation. He served as the head of financial department of Commercial Aircraft Corporation of China, Ltd. from April 2008 to October 2016, the deputy chief accountant of Commercial Aircraft Corporation of China, Ltd. from August 2014 to January 2018, the chief accountant of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2020, a member of party committee of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2018, standing member of party committee of Commercial Aircraft Corporation of China, Ltd. from July 2018 to July 2020 and a party member and the chief accountant of China Eastern Air Holding Company Limited since August 2020. Mr. Zhou graduated from the Faculty of Mathematics of Gannan Normal University, majoring in mathematics. He also graduated from the Faculty of Management Engineering of University of Electronic Science and Technology of China, majoring in industrial management engineering, holds an undergraduate degree and is a certified senior accountant.

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The independent non-executive directors of the Company are of the view that the nomination procedures for the appointment of the above member of senior management of the Company are legitimate. The qualification of Mr. Zhou is in line with the provisions of laws and regulations and the articles of association of the Company (the “Articles”). Mr. Zhou is capable of fulfilling the duties and responsibilities of the position, and the relevant appointment procedures are in line with the provisions of relevant laws and regulations and the Articles.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 28 August 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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